Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202
Telephone: (303) 573-1600
Facsimile: (303) 573-8133

May 8, 2014

VIA EDGAR
Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-4546

Re:	Midwest Holding Inc.
Pre-effective Amendment No. 2 to Registration Statement on Form S-4
Filed February 11, 2012
File No. 333-193881

Dear Mr. Riedler:

     This letter is being provided on behalf of Midwest Holding Inc. (the “Company”) in connection with the above-referenced pre-effective amendment. We have been authorized by the Company to provide the responses below to the Staff’s comment letter of February 24, 2014. The comments of the Staff are italicized; the Company's responses are in regular print.

     1. It appears that you have reported operating losses for the previous two years. As such, you are required to provide audited financial statements for fiscal year 2013. Please amend your registration statement to provide updated audited financial statements for fiscal year 2013. We refer you to Topic 1220.3 of the Division’s Financial Reporting Manual, available at the following location: http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.shtml.

     Answer: We have included audited financial statements for the year ended December 31, 2013, and updated the related disclosure throughout the above-referenced amended registration statement.

     2. Please amend your registration statement to include the signature of your Principal Accounting Officer as required by Instruction 1 to the signatures section of Form S-4.

     Answer: We have revised the signature page to comply with your comment (see Mr. Oliver's signature block on behalf of the Company.)

     Should you have any questions, please call the undersigned at (303) 573-1600.

Sincerely,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt

Reid A. Godbolt
cc:	Via E-mail
Mark A. Oliver, CEO
Midwest Holding Inc.